Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Tel: +1.242.363.6016
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES THIRD QUARTER RESULTS

  •   DILUTED EPS OF $0.22 COMPARED TO NET LOSS PER SHARE OF $0.02 ACHIEVED LAST YEAR

  •   ADJUSTED EPS OF $0.27 COMPARED TO $0.08 ACHIEVED LAST YEAR

  •   PARADISE ISLAND REPORTS RECORD THIRD QUARTER REVENUE AND EBITDA

  •   CONSTRUCTION OF PHASE III-A IN THE BAHAMAS COMMENCES IN QUARTER

  •   KERZNER TO ACQUIRE ADDITIONAL REAL ESTATE ON PARADISE ISLAND

  •   KERZNER ANNOUNCES AGREEMENT TO DEVELOP ATLANTIS, THE PALM IN DUBAI

PARADISE ISLAND, The Bahamas, October 23, 2003 – Kerzner International Limited (NYSE: KZL) (the “Company”) today reported results for the third quarter of 2003. The Company recorded net income in the quarter of $6.5 million, compared to a net loss of $0.4 million for the same period last year resulting in net income per share of $0.22 compared to a net loss per share of $0.02 for the same period last year. Adjusted net income for the quarter was $8.1 million compared to $2.2 million in the same period last year. Adjusted net income per share for the quarter was $0.27 as compared to $0.08 achieved in the same period last year.

Butch Kerzner, President of the Company, commented, “For the second consecutive quarter, Paradise Island reported record levels of gross revenue and EBITDA. We had a terrific summer at Paradise Island, as Atlantis benefited from strong demand in the leisure and casino businesses. These record results were achieved despite closing the One&Only Ocean Club for the month of September to commence construction of Phase III. Our record top line performance at the properties flowed through to the bottom line, as we achieved record EBITDA of $28.4 million, an increase of 17% over last year’s previous record of $24.2 million. The continued strength in this business, despite the general soft conditions in the travel market, supports our decision to expand our properties on Paradise Island. We broke ground on Phase III this quarter as we began the expansion of the One&Only Ocean Club. The remaining components of this first phase of the Phase III expansion are on track and expected to begin later this year. We look forward to starting the second phase of this expansion late next year, which ultimately will leverage the physical infrastructure on the island as well as the overall customer demand that we have developed for this destination.”

Butch Kerzner continued, “In addition to posting these strong results this quarter at Paradise Island, and commencing the next expansion phase at the property, we also showed significant progress in our growth initiatives outside of Paradise Island. We announced plans to develop Atlantis, The Palm, our second branded Atlantis resort, which is to be located at the center of the The Palm, Jumeirah, a $1.5 billion land reclamation that is one of two man-made islands being developed in Dubai, United Arab Emirates that are expected to be the largest of their kind in the world. We are extremely excited about the prospect of taking the Atlantis brand and product to a more global audience.”

Paradise Island

The Company’s Paradise Island operations achieved record third quarter gross revenue of $117.7 million and EBITDA of $28.4 million as compared to $112.5 million and $24.2 million, respectively, in the same period last year. Atlantis benefited from a strong July and August as occupancy was 94% and 92%, respectively, which was in line and up 1%, respectively, as compared to the same months last year. August’s occupancy results were the highest ever achieved for that month since opening Phase II in late 1998. In September, business levels were below last year, primarily from an anticipated decrease in group business. The pace of group business for 2004 continues to be strong on a year on year basis.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $177 as compared to $176 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 79% at a $225 average daily room rate (“ADR”), which compares to an average occupancy of 82% and ADR of $214 in the same period last year.

In the Atlantis Casino, table and slot volumes were strong in the quarter. Table drop decreased by 7% from the same period last year. However, last years results included the effect of the Michael Jordan Celebrity Invitational, which is returning to its customary January slot in 2004. Excluding the estimated effect of this event, table drop was up by 6%. Slot win was also strong, increasing by 5% over the same period last year. Pegasus, the Atlantis Casino’s new race and sportsbook, opened in early September. This new casino attraction offers a more complete gaming experience and allows the resort to capitalize on demand in the casino during major United States sporting events that take place during peak visitation periods, such as the Super Bowl and Final Four.

In the quarter, the Company began construction of the approximately $100 million first phase of Phase III (“Phase III-A”) with the commencement of construction of three new luxurious villas to the One&Only Ocean Club, along with a high end boardroom meeting facility and kids pool at the resort. The other two major components of Phase III-A include the Marina Village, which includes new restaurants and retail space to be developed around the Atlantis Marina, along with an expansion to Harborside at Atlantis (“Harborside”), which will add approximately 120 two-bedroom suites to the existing timeshare project. Development planning is underway for Marina Village and the Harborside expansion and construction of these projects is expected to commence by early 2004. The additions to the One&Only Ocean Club are expected to be completed in time for the 2005 high season. Construction on the $500 million second phase of Phase III (“Phase III-B”), which includes a 1,200-room hotel, is expected to commence by the end of 2004, with completion expected by Christmas 2006.

In the quarter, the Company took an important step toward acquiring strategically located real estate adjacent to Atlantis. The Company announced that it had entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited on Paradise Island for approximately $40 million. This resort, which includes an existing 306-room hotel, spans Paradise Island between Nassau Harbour on the south side and the ocean on the north side with a prime beachfront location. The approximately 20-acre site borders the eastern boundary of the proposed site of the new hotel that is part of Phase III-B and is therefore ideally positioned for future expansion of the Company’s investments on Paradise Island. The transaction is subject to closing conditions, including relevant governmental approvals.

Atlantis, The Palm

In the quarter, the Company announced it had agreed to form a joint venture with Nakheel LLC, the developer of The Palm, to create Atlantis, The Palm, a $650 million development project in Dubai, United Arab Emirates. The first phase of this project is expected to include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. The agreement also provides for an additional 25 acres of land for future development that would ultimately enable Atlantis, The Palm to grow its room capacity to at least 2,000 rooms.

Architectural and conceptual planning is under way for Atlantis, The Palm. Construction is expected to commence before the end of 2004 and it is anticipated that the project will be completed by early 2007. The agreement provides for the initial development of Atlantis, The Palm, which is expected to include:

o	A 1,000-room luxury hotel that will have impressive views of The Palm, Jumeirah, and will have some unusual and distinctive architectural features, as is the case at Atlantis, Paradise Island; and

o	An extensive water-theme park, the largest in the region, with capacity for over 5,000 daily visitors, that will also include one of the world’s largest man-made marine habitats, a snorkel trail, a swim-with-the-dolphins encounter program, an array of water slides and The Dig, an Atlantis-themed “archeological” experience.

The Company and Nakheel have jointly agreed to invest a total of $120 million in the form of equity financing in the project with the balance of the financing expected to be raised at the local level and which may include an equity component. As part of this transaction, the Company has agreed to enter into a development services agreement, for which it expects to earn a development fee of $15 million, and a long-term management agreement with the joint venture company. This transaction is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Connecticut

Mohegan Sun reported slot revenues in the quarter of $212.7 million, an increase of 6% compared to the same period last year. Slot win per unit per day was $383 for the quarter, a 9% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the growing Connecticut slots market to nearly 50%. In the quarter, the Connecticut market grew by 4% over the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $9.5 million in the quarter compared to $8.5 million reported in the same period last year.

One&Only Resorts

The One&Only Ocean Club, the Company’s luxury resort hotel on Paradise Island, performed very well during the quarter. The resort achieved an average occupancy of 82% and an ADR of $563. The resort was temporarily closed in the quarter on September 2 in order to commence construction of the Ocean Club expansion. For July and August combined, RevPAR at the Ocean Club was up a strong 11% as compared to the same period last year. The resort was re-opened on October 6.

Paul O’Neil, CEO of the Company’s Paradise Island business, commented, “The One&Only Ocean Club had an outstanding summer, achieving its sixth consecutive quarter of record RevPAR. Against the backdrop of these strong results, we started construction of the three new luxury villas in the third quarter. We are confident that these new villas will be extremely popular and will also further establish the One&Only brand at the highest end of the travel market.”

In the quarter, the Company earned fees of $1.7 million from its non-Paradise Island luxury resort operations, as compared to $0.9 million in the same period last year. Business trends have improved in the Indian Ocean and Dubai as results have rebounded following the end of the war in Iraq. On a comparable basis, which excludes results for those resorts that were not open for all of both periods, the Company experienced a RevPAR increase in its non-Paradise Island luxury resort properties in the quarter of 16% over the same period last year.

The One&Only properties in the Indian Ocean experienced strong business levels, as the refurbishment of the One&Only Le Touessrok has been favorably received following its re-introduction late last year. Also in the Indian Ocean, the One&Only Kanuhura has achieved excellent results as it has benefited from favorable travel trends to the Maldives. In Dubai, the One&Only Royal Mirage continued to achieve the highest RevPAR in its market and has managed to increase RevPAR despite doubling the number of rooms this year.

As previously announced, a major initiative was taken to launch the One&Only brand in Europe. Accordingly, the associated advertising costs have impacted the results in the quarter. The Company reported an EBITDA loss from luxury resort operations, excluding the One&Only Ocean Club, of $1.3 million as compared to a loss of $0.3 million of EBITDA for the same period last year. These higher marketing expense levels are not expected to continue into next year.

Construction of the One&Only Palmilla, the Company’s 50%-owned luxury resort in Los Cabos, Mexico, remains on schedule for an early 2004 grand reopening. The resort was closed at the end of the first quarter in order to commence an expansion project that will increase the room count from 115 rooms to 172 rooms and will significantly upgrade the amenities and public areas. The expansion is subject to obtaining all necessary local permits and approvals.

In the quarter, the Company also announced the appointment of seasoned hospitality executive J.T. Kuhlman as Chief Executive Officer of One&Only Resorts. Mr. Kuhlman will have global responsibility for the strategic development of One&Only Resorts, including future resort acquisitions, joint ventures, partnerships and management contracts, and overall responsibility for the management and development of the One&Only team.

“The appointment of J.T. Kuhlman to One&Only Resorts represents a serious commitment on our part to grow the One&Only brand significantly over the next five years,” commented Butch Kerzner. “J.T. and his team will play a crucial role in maintaining and building on the superior quality product of our resorts to ensure that One&Only becomes the finest luxury resort company in the world.”

Liquidity

At the end of the quarter, the Company held $41.4 million in cash and cash equivalents, including $1.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $400.5 million, which is essentially comprised of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011. The Company’s Revolving Credit Facility is undrawn and the Company has commitments from its lenders for $262 million available under this credit facility, which is net of a $38 million guaranty in respect to the redevelopment of the One&Only Palmilla. The Company expects to begin discussions in 2004 with its lenders and anticipates that it will enter into a new credit facility as part of a financing package for future phases of development.

The Company sold its debt securities in London Clubs International that it purchased in 2002, for $13.3 million and recognized a $0.8 million loss on this transaction which has been included in the accompanying condensed consolidated statement of operations. The Company has also advanced $7.5 million in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives. The Company will receive LIBOR plus 500 basis points on these advances. These advances are secured by resort assets and rank second in priority to any senior bank local project financing.

In the quarter, the Company incurred $16.4 million in capital expenditures, and has funded $35.9 million for the year to date. In the fourth quarter, the Company anticipates it will fund between $20 million and $25 million in capital expenditures mainly related to Phase III-A at Paradise Island.

As of September 30, 2003, shareholders’ equity was $812.8 million and the Company had 28.7 million Ordinary Shares outstanding.

UK Gaming

The gaming license in Northampton that the Company agreed to acquire from London Clubs has been recently renewed. The Company has submitted its filings to the British Gaming Board, and expects the license to be transferred by the end of the first quarter 2004. The Company ultimately expects to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles from London.

Conference Call Announcement

The Company will hold a conference call today to discuss these third quarter results and its outlook for the fourth quarter, at 12:00 p.m., EST. This call can be accessed at the Company’s web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning today at 3:00 p.m. EST ending at midnight on October 31, 2003. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 3309682.

About the Company

Kerzner International Limited is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com..

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the Securities Exchange Commission.

Investor inquiries should be directed to Omar Palacios, Vice President of Investor Relations of Kerzner International Limited at +1.242.363.6016.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data and Hotel Operating Performance Data are attached.

                                Kerzner International Limited
                       Condensed Consolidated Statements of Operations
                       (In Thousands of Dollars Except Per Share Data)

                                                            For the Three Months        For the Nine Months
                                                            Ended September 30,         Ended September 30,
                                                         -------------------------   -------------------------
                                                            2003      2002 (1) (2)     2003       2002 (1) (2)
                                                         ------------ ------------   -----------  ------------
                                                               (Unaudited)                  (Unaudited)
 Revenues:
        Casino and resort revenues                          $117,678     $112,531      $404,132      $389,539
        Less: promotional allowances                          (5,013)      (4,602)      (17,870)      (17,146)
                                                         ------------ ------------   -----------  ------------
            Net casino and resort revenues                   112,665      107,929       386,262       372,393
        Tour operations                                       12,403       10,276        39,928        30,376
        Relinquishment and development fees                    9,455        8,502        26,374        24,296
        Management and other fees                              2,402        1,266         7,674         5,588
        Insurance recovery                                         -            -         2,819         1,100
        Other                                                  1,339        1,127         3,715         3,315
                                                         ------------ ------------   -----------  ------------
                                                             138,264      129,100       466,772       437,068
                                                         ------------ ------------   -----------  ------------
 Expenses:
        Casino and resort expenses                            64,829       65,250       203,659       200,727
        Tour operations                                       11,178        9,050        35,294        26,584
        Selling, general and administrative                   24,324       21,155        76,103        63,349
        Corporate expenses                                     8,358        7,781        24,491        21,902
        Depreciation and amortization                         13,904       13,923        41,537        40,781
                                                         ------------ ------------   -----------  ------------
                                                             122,593      117,159       381,084       353,343
                                                         ------------ ------------   -----------  ------------

 Income from operations                                       15,671       11,941        85,688        83,725

 Other income and (expenses):
        Interest income                                          615        1,066         2,635         2,458
        Interest expense, net of capitalization               (7,114)      (9,313)      (21,917)      (30,227)
        Equity in earnings (losses) of
            associated companies, net                         (1,382)        (941)          122           887
        Gain on replacement of damaged assets                      -            -         2,514             -
        Gain on settlement of territorial and
            other disputes                                         -            -             -         5,069
        Loss on early extinguishment of debt                       -         (876)            -       (15,882)
        Other, net                                              (876)        (122)         (932)         (204)
                                                         ------------ ------------   -----------  ------------
                                                              (8,757)     (10,186)      (17,578)      (37,899)

 Income from continuing operations before income
        taxes and minority interest                            6,914        1,755        68,110        45,826
 Provision for income taxes                                      (64)        (393)         (370)       (1,183)
 Minority interest                                              (133)           -          (662)            -
                                                         ------------ ------------   -----------  ------------

 Income from continuing operations                             6,717        1,362        67,078        44,643
 Income (loss) from discontinued operations, net of
        income tax effect                                       (204)      (1,799)        1,305        (5,698)
                                                         ------------ ------------   -----------  ------------

 Net income (loss)                                           $ 6,513       $ (437)      $68,383       $38,945
                                                         ============ ============   ===========  ============

 Diluted net income (loss) per share:
        Income from continuing operations                     $ 0.22       $ 0.05        $ 2.29        $ 1.56
        Income (loss) from discontinued operations,
             net of income tax effect                              -        (0.07)         0.04         (0.20)
                                                         ------------ ------------   -----------  ------------
                                                              $ 0.22      $ (0.02)       $ 2.33        $ 1.36
                                                         ============ ============   ===========  ============

 Weighted average number of shares outstanding - diluted      30,075       28,722        29,323        28,538

    (1) The operating results of Kerzner Interactive have been classified as discontinued operations for all periods presented.

    (2) Loss on early extinguishment of debt, net of income tax effect, has been reclassified from an extraordinary loss to other income and expenses.

                                                    Kerzner International Limited
                                       Reconciliation of Adjusted Net Income to GAAP Net Income
                                           (In Thousands of Dollars Except Per Share Data)
                                                             (Unaudited)

                                                     For the Three Months                   For the Nine Months
                                                     Ending September 30,                   Ending September 30,
                                      -----------------------------------------   ----------------------------------------
                                             2003                 2002                    2003                2002
                                      ------------------- ---------------------   ------------------- --------------------
                                           $        EPS         $         EPS         $         EPS        $         EPS
                                      --------- --------- ----------- ---------   --------- --------- ---------- ---------

Adjusted net income (1)               $  8,074   $  0.27    $  2,238   $  0.08     $64,373   $  2.20   $ 54,356   $  1.90
Income (loss) from discontinued
   operations, net of income tax
   effect (2)                             (204)        -      (1,799)    (0.07)      1,305      0.04     (5,698)    (0.20)
Insurance recovery (3)                       -         -           -         -       2,819      0.10      1,100      0.04
Gain on replacement of damaged
   assets (3)                                -         -           -         -       2,514      0.09          -         -
Share of loss from remediation
   costs at Harborside (4)                (192)        -           -         -        (751)    (0.03)         -         -
Share of loss from the One&Only
   Palmilla pre-opening expenses (5)    (1,165)    (0.05)          -         -      (1,877)    (0.07)         -         -
Early extinguishment of debt,
    net of income tax effect (6)             -         -        (876)    (0.03)          -         -    (15,882)    (0.56)
Gain on settlement of territorial
    and other disputes (7)                   -         -           -         -           -         -      5,069      0.18
                                      --------- --------- ----------- ---------   --------- --------- ---------- ---------
Net income (loss)                      $ 6,513   $  0.22   $    (437)  $ (0.02)    $68,383   $  2.33   $ 38,945   $  1.36
                                      ========= ========= =========== =========   ========= ========= ========== =========

(1)   Adjusted net income is defined as net income (loss) before income (loss) from  discontinued  operations,  net of income tax effect, insurance recovery, gain on replacement of damaged assets, share of loss from remediation costs at Harborside,  share of loss from the One&Only  Palmilla  pre-opening  expenses,  early  extinguishment  of debt, net of income tax effect,  and gain on settlement of territorial and other disputes.  Adjusted net income is presented to assist  investors and management in analyzing the performance of the Company and is a principal  basis for valuation of companies.  Management  considers  adjusted net income to be a better  measure on which to analyze  current  results  and base  expectations  of future  results  than net income  from continuing  operations computed in accordance with generally accepted accounting  principles in the United States ("U.S. GAAP").
      This  information  should not be considered as an  alternative  to U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company.

(2)   The Company  discontinued  the operations of its online gaming  subsidiary,  Kerzner  Interactive,  in the first quarter of
      2003. The Company has  recognized  $4.5 million of income related to an option  agreement with Station  Casinos,  Inc. which was terminated  during the first quarter of 2003,  which was reduced by net losses incurred while winding down the operations of the business, including the writedown of net assets and other associated costs.

(3)   Insurance  recovery  represents  a business  interruption  settlement  related to the  Hurricane  Michelle  claim.  Gain on replacement of damaged assets  represents  insurance  proceeds received in excess of the net book value of assets damaged during
      Hurricane Michelle.

(4)   The  Company  recorded a loss for its share of  remediation  costs  related to  Harborside  arising  primarily  from damage incurred from Hurricane Michelle.  This loss has not been reduced by any potential insurance recovery,  but Harborside has filed a claim with its insurers, which is presently under negotiation.

(5)   In April 2003, the One&Only  Palmilla was temporarily  closed in order to commence an approximate  $80.0 million  expansion project.  As a result,  the Company  recorded a loss for its 50% share of the pre-opening  expenses  incurred  subsequent to the closing of the resort.

(6)   The  Company  recognized  a loss on early  extinguishment  of debt  arising  primarily  from the  refinancing  of 9% Senior
      Subordinated Notes and open market repurchases of 8 5/8% Senior Subordinated Notes.

(7)   In 2002, the Company recognized a gain on settlement of territorial and other disputes with a principal shareholder.

                                           Kerzner International Limited
                                     Reconciliation of EBITDA to GAAP Net Income
                                   (In Thousands of Dollars Except Per Share Data)
                                                     (Unaudited)

                                                  For the Three Months      For the Nine Months
                                                  Ended September 30,       Ended September 30,
                                                ------------------------- -------------------------
                                                    2003          2002        2003         2002
                                                -----------   ----------- -----------   -----------

   EBITDA (1)                                   $   29,575    $   25,864  $  124,406    $  123,406
   Insurance recovery                                    -             -       2,819         1,100
   Depreciation and amortization                   (13,904)      (13,923)    (41,537)      (40,781)
   Other expense, net                               (8,757)      (10,186)    (17,578)      (37,899)
   Provision for income taxes                          (64)         (393)       (370)       (1,183)
   Minority interest                                  (133)            -        (662)            -
   Income (loss) from discontinued operations,
      net of income tax effect                        (204)       (1,799)      1,305        (5,698)
                                                -----------   ----------- -----------   -----------
   Net income (loss)                            $    6,513    $     (437) $   68,383    $   38,945
                                                ===========   =========== ===========   ===========

(1)      EBITDA is defined as net income before  insurance  recovery,  depreciation and  amortization,  other expense, net,  provision for income taxes,  minority interest and income (loss) from discontinued  operations,  net of income tax effect.  Although  EBITDA is not a measure of  performance  under U.S.  GAAP,  the  information is presented  because  management  believes it provides useful  information  regarding the Company’s  ability to incur and service debt. In addition,  management uses EBITDA to assess the Company’s  operating  performance, measure  cash flows from  operations  before debt  service and to make  capital  investment  decisions.  This information  should not be considered as an alternative  to any measure of  performance as promulgated  under
         U.S.  GAAP,  nor  should it be  considered  as an  indicator  of the  overall  financial  performance  of the
         Company.  The Company’s  method of  calculating  EBITDA may be different from the  calculation  used by other companies and, therefore, comparability may be limited.

                                            Kerzner International Limited
                                                 Summary Segment Data
                                              (In Thousands of Dollars)
                                                     (Unaudited)

                                              For the Three Months        For the Nine Months
                                              Ended September 30,         Ended September 30,
                                           --------------------------- ---------------------------
                                               2003           2002         2003           2002
                                           -----------    ------------ ------------   ------------
EBITDA: (1)
   Paradise Island (2)                     $   28,419     $    24,247  $   120,307    $   116,028
   Mohegan Sun                                  9,455           8,502       26,374         24,296
   Luxury resorts (3) (4)                      (1,296)           (312)      (1,789)         1,393
   Corporate and other (5)                     (7,003)         (6,573)     (20,486)       (18,311)
                                           -----------    ------------ ------------   ------------
                                           $   29,575     $    25,864  $   124,406    $   123,406
                                           ===========    ============ ============   ============
Paradise Island:
   Gross revenues: (6)
     Casino                                $   32,084     $    26,818  $   102,359    $    92,624
     Rooms                                     40,453          40,538      150,140        147,504
     Food and beverage                         30,176          30,390      102,754        102,709
     Other                                     14,965          14,785       48,879         46,702
                                           -----------    ------------ ------------   ------------
                                           $  117,678     $   112,531  $   404,132    $   389,539
   Promotional allowances                      (5,013)         (4,602)     (17,870)       (17,146)
                                           -----------    ------------ ------------   ------------
   Net revenues                            $  112,665     $   107,929  $   386,262    $   372,393
                                           ===========    ============ ============   ============
   EBITDA margin (7)                            25.2%           22.5%        31.1%          31.2%

(1)  EBITDA is defined as net income before  insurance  recovery,  depreciation and  amortization,  other expense, net, provision for income taxes, minority interest and income (loss) from discontinued operations,  net of income tax effect.

(2)  Includes the results of  operations  from the  Company’s  wholly owned tour  operator and the One&Only  Ocean
     Club.

(3)  Includes  management and development fees from the Company’s  luxury resort business,  excluding the One&Only
     Ocean Club, and expenses relating to operating these businesses.

(4)  Reported  before any  reduction  related to the  minority  interest in  One&Only  (Indian  Ocean)  Management
     Limited that the Company does not own.  One&Only  (Indian  Ocean) Ocean  Management  Limited is  responsible  for managing and developing the Company’s  luxury resorts in Mauritius and Maldives.  Effective  January 1, 2003, the
     Company has an ownership  interest of 80% in this entity.  For the quarter and nine months  ended  September  30,
     2003, the minority interest in this business decreased net income by $0.1 million and $0.7 million, respectively.

(5)  Corporate and other  represents  corporate  expenses reduced by certain revenues not attributable to Paradise
     Island, Mohegan Sun or luxury resorts.

(6)  Excludes  revenue  from the  Company’s  wholly  owned tour  operator and includes the results of the One&Only
     Ocean Club.

(7)  Paradise Island’s EBITDA margin is defined as EBITDA divided by net revenues.

                                            Kerzner International Limited
                                           Hotel Operating Performance Data
                                                     (Unaudited)

                                   For the Three Months          For the Nine Months
                                   Ended September 30,           Ended September 30,
                                ---------------------------   ---------------------------
                                   2003           2002           2003           2002
                                ------------   ------------   ------------   ------------
 Atlantis:
   Occupancy                            79%            82%            82%            84%
   ADR (1)                            $ 225          $ 214          $ 261          $ 253
   RevPar (2)                         $ 177          $ 176          $ 215          $ 213

One&Only Ocean Club: (3)
   Occupancy                            82%            65%            80%            67%
   ADR (1)                            $ 563          $ 539          $ 753          $ 719
   RevPar (2)                         $ 462          $ 349          $ 603          $ 483

Management  believes  that results of  operations in the hotel  industry are best  explained by three key  performance measures;  occupancy,  average daily rate (“ADR”) and revenue per available  room  (“RevPAR”)  levels.  These measures are  influenced by a variety of factors  including  national,  regional and local economic  conditions,  the degree of competition with other hotels in the area and changes in travel patterns.  The demand for  accommodations  at Atlantis and the  One&Only  Ocean Club is also  affected  by normal  recurring  seasonal  patterns  in which  Atlantis  and the
One&Only Ocean Club experience lower occupancy levels in the fall and winter months (September  through  mid-December)
which may result in lower revenues, lower net income and less cash flow during these months.

(1)  Average daily rate  represents  total room revenues  divided by the total number of paid room nights  occupied by resort guests.

(2)  Revenue per available room represents total room revenues divided by total available rooms.

(3)  The One&Only Ocean Club 2003 results  exclude rooms that were  temporarily  closed from September 2, 2003 through
     September 30, 2003 in order for the Company to commence the Ocean Club  expansion that is part of its Phase III-A development on Paradise Island.